Exhibit 99.4

Management’s Report on Internal Control over Financial Reporting

Background

In the year ended December 31, 2007, the Company was required to fully comply with the reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The Company has historically been a junior explorer with limited resources and, as a result, the Company’s financial statements have been relatively simple with respect to financial accounting issues. In November 2007, however, the Company experienced significant growth after completing a $217 million equity financing and a $200 million acquisition of the Essakane Project. The Company’s human resources have not yet grown sufficiently to adequately respond to risks arising from the Company’s rapid growth. As a result, certain internal control weaknesses exist that will be remediated over time as the Company adds more personnel.

Management’s Assessment of Internal Control over financial Reporting as at December 31, 2007

Management of Orezone Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. This is defined as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP), and includes these policies and procedures that:

• pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to error, collusion, or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. It is possible to design into the financial reporting process safeguards to reduce, though not eliminate, this risk.

Management assessed the effectiveness of internal controls over the financial reporting as of December 31, 2007 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company’s assessment of internal controls over financial reporting identified material weaknesses with certain entity level controls, segregation of duties, and knowledge of US Generally Accepted Accounting Principles. (GAAP), as more fully described below. Because of the material weaknesses described below, management has concluded that the internal control over financial reporting was not effective as of December 31, 2007 or as of the date of filing this report.

Entity Level Controls

The Company does not have adequate formal policies and procedures for some of its key processes such as governance, record-keeping, disclosure controls, human resources matters including executive performance evaluation, information technology, and general administration.

The Chief Executive Officer, in his oversight role, has significant influence over all processes, decisions, transactions, and authorizations.

There was a lack of continuity in the role of the Chief Financial Officer.

Segregation of Duties

As a result of insufficient personnel, the Company does not have adequate segregation of duties with respect to many functions performed by accounting staff.

Knowledge of US GAAP

The Company lacks personnel with appropriate knowledge, experience and training in US GAAP.

The Company’s auditors, Deloitte & Touche LLP, have issued an adverse opinion on the effectiveness of the internal control over financial reporting as of December 31, 2007.

Remediation Activities and Changes in Internal Controls

Subsequent to December 31, 2007, the Company hired a Director of Finance who is a Chartered Accountant and a Certified Public Accountant (US). The Chief Financial Officer (CFO) who was involved in overseeing the preparation of the Company’s financial reporting, resigned effective April 4, 2008. The Director of Finance has been promoted to Vice President of Finance and to act as interim CFO. Management believes that this will assist in remediating the US GAAP weakness once a sufficient number of financial reporting periods have been concluded.

Management continues to implement new internal controls and will test their effectiveness. Management is also actively pursuing the hiring of additional personnel in the finance department including individuals with relevant accounting designations and experience with US and Canadian public company financial reporting. Management estimates that implementing and testing of all of new controls to remediate these material weaknesses will not be complete until the filing of our Annual Report on Form 40-F for the year ended December 31, 2008; however, it is anticipated that testing of some of the controls designed and placed in operation to remediate certain material weaknesses may be completed prior to that time. Management intends to report such changes on a quarterly basis as required. Management does not believe that the changes implemented after December 31, 2007 to present to remediate the weaknesses in the control over financial reporting have had a material impact.

Deloitte & Touche LLP
800 - 100 Queen Street
Ottawa ON K1P 5T8
Canada

Tel: (613) 236-2442
Fax: (613) 236-2195
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Orezone Resources Inc.

We have audited Orezone Resources Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

A member firm of
Deloitte Touche Tohmatsu

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

Entity Level Controls

The Company does not have adequate formal policies and procedures for some of its key processes such as governance, record-keeping, disclosure controls, human resources matters including executive performance evaluation, information technology, and general administration.

The Chief Executive Officer, in his oversight role, has significant influence over all processes, decisions, transactions, and authorizations.

There was a lack of continuity in the role of the Chief Financial Officer.

Segregation of Duties and Delegation of Authority

As a result of insufficient personnel, the Company does not have adequate segregation of duties with respect to many functions performed by accounting staff.

Knowledge of US GAAP

The Company lacks personnel with appropriate knowledge, experience and training in US GAAP.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 26, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants

Licensed Public Accountants

Ottawa, Canada

March 26, 2008